Exhibit 99.1
Annual Meeting of Shareholders of

PETRO-CANADA

April 24, 2007

REPORT OF VOTING RESULTS

National Instrument 51-102 - Continuous Disclosure Obligations Section 11.3

1.	The following directors were elected to hold office until the next Annual Meeting of Shareholders or until their successors are appointed:

	Votes for	Percent	Votes Withheld	Percent
Ron A. Brenneman	289,459,417	99.71%	849,437	0.29%
Gail Cook-Bennett	289,488,286	99.72%	820,568	0.28%
Richard J. Currie	284,173,448	97.89%	6,135,406	2.11%
Claude Fontaine	287,057,738	98.88%	3,251,116	1.12%
Paul Haseldonckx	289,502,167	99.72%	806,687	0.28%
Thomas E. Kierans	288,297,766	99.31%	2,011,088	0.69%
Brian F. MacNeill	287,024,082	98.87%	3,284,772	1.13%
Maureen McCaw	288,183,316	99.27%	2,125,538	0.73%
Paul D. Melnuk	289,496,872	99.72%	811,982	0.28%
Guylaine Saucier	288,204,642	99.28%	2,104,212	0.72%
James W. Simpson	287,081,232	98.89%	3,227,622	1.11%
2.	Deloitte & Touche LLP, Chartered Accountants, was appointed to serve as Petro-Canada’s independent auditors until the next Annual Meeting of Shareholders, with the directors to fix its remuneration:

Votes for	Votes Withheld
289,346,799	962,055
(99.67%)	(0.33%)

Anyone wishing additional information may contact Investor Inquiries at (403) 296-4040; fax (403) 296-3061 or by email at investor@petro-canada.ca

/s/ Hugh L. Hooker
Hugh L. Hooker
Chief Compliance Officer, Corporate
Secretary, Associate General Counsel